Exhibit 1

Form 51-102F3

MATERIAL CHANGE REPORT

ITEM 1:     REPORTING ISSUER

MI Developments Inc. (“MID”)
455 Magna Drive
Aurora, ON  L4G 7A9

ITEM 2:     DATE OF MATERIAL CHANGE

May 23, 2008

ITEM 3:     PRESS RELEASE

On May 23, 2008, a press release (the “Press Release”) describing the material change was issued by MID and delivered to the Ontario Securities Commission and the other Canadian securities regulatory authorities, to the Toronto Stock Exchange, to the New York Stock Exchange and to Canada Newswire for publication and dissemination through its Canadian Custom Disclosure and New York Metro networks.  The Press Release is attached as Schedule A to this report.

ITEM 4:     SUMMARY OF MATERIAL CHANGE

On May 23, 2008, MID announced that it had agreed to amend (the “Bridge Loan Amendments”) the bridge loan (the “Bridge Loan”) of up to US$80 million provided to Magna Entertainment Corp. (“MEC”) on September 13, 2007 by a subsidiary of MID (the “MID Lender”).  The key components of the Bridge Loan Amendments (i) extend the maturity date of the Bridge Loan from May 31, 2008 to August 31, 2008 (subject to acceleration in certain circumstances relating to the reorganization proposal received by MID on behalf of various MID shareholders on March 31, 2008 (the “Reorganization Proposal”), as described below) and (ii) increase the amount available to MEC under the Bridge Loan by approximately US$51.5 million, to a maximum commitment of US$110 million.

In connection with the Bridge Loan Amendments, MID has also agreed to amend (the “Project Financing Amendments”) (i) the project financing facility made available in December 2004 by the MID Lender to Gulfstream Park Racing Association, Inc., the subsidiary of MEC that operates the Gulfstream Park racetrack in Florida (the “Gulfstream Facility”), and (ii) the project financing facility made available in July 2005 by the MID Lender to Remington Park, Inc., the subsidiary of MEC that operates the Remington Park racetrack in Oklahoma (the “Remington Facility”, and together with the Gulfstream Facility, the “Project Financing Facilities”).  The Project Financing Amendments extend the deadline for repayment of at least US$100 million under the Gulfstream Facility from May 31, 2008 to August 31, 2008 (subject to acceleration under certain circumstances relating to the Reorganization Proposal, as described below), and provide that any repayments made under the Project Financing Facilities before August 31, 2008 (subject to acceleration under certain circumstances relating to the Reorganization Proposal, as described below) will not be subject to a make-whole payment.

ITEM 5:     FULL DESCRIPTION OF MATERIAL CHANGE

Bridge Loan Amendments

On May 23, 2008, MID announced that it had agreed to amend the Bridge Loan of up to US$80 million provided to MEC on September 13, 2007 by the MID Lender.

The Bridge Loan Amendments extend the maturity date of the Bridge Loan from May 31, 2008 to August 31, 2008.  However, in the event that MID gives notice to the MID Lender that (i) the Reorganization Proposal will not proceed to a vote of MID shareholders at a special meeting (as a result of the shareholders supporting the Reorganization Proposal abandoning the Reorganization Proposal, the MID Board of Directors (the “MID Board”) failing to call such a meeting, or for any other reason), (ii) the Reorganization Proposal has not received the requisite approvals at a special meeting called to consider the Reorganization Proposal, or (iii) a court of competent jurisdiction has not approved a plan of arrangement implementing the Reorganization Proposal (each, a “Reorganization Proposal Termination”), the MID Lender shall give written notice thereof to MEC and the maturity date of the Bridge Loan shall be accelerated to the date one month following the date of such notice (provided that the maturity date shall be no later than August 31, 2008).

The current maximum commitment under the Bridge Loan is approximately US$58.5 million (US$80 million original commitment less approximately US$21.5 million repaid by MEC), of which US$49.1 million is currently outstanding.  The Bridge Loan Amendments increase the amount available to MEC under the Bridge Loan by approximately US$51.5 million, by increasing the maximum commitment to US$110 million and permitting MEC to redraw amounts repaid prior to May 23, 2008.

In connection with the Bridge Loan Amendments, MID has also agreed that MEC’s senior bank lender will be granted a priority right to the net sale proceeds from MEC’s Austrian assets, subject to existing financing arrangements.

In connection with the Bridge Loan Amendments, MID will receive a fee of US$1.1 million (1% of the increased maximum commitment).  MID is also entitled to an additional arrangement fee of 1% of the then current commitment if the Reorganization Proposal has not been approved by August 1, 2008 or if the maturity date of the Bridge Loan is accelerated as a result of a Reorganization Proposal Termination.

Project Financing Amendments

In connection with the Bridge Loan Amendments, MID has also agreed to amend the Project Financing Facilities.  The Project Financing Amendments extend the deadline for repayment of at least US$100 million under the Gulfstream Facility from May 31, 2008 to August 31, 2008 (subject to acceleration in the event of acceleration of the maturity date of the Bridge Loan as a result of a Reorganization Proposal Termination, as discussed above), and provide that any repayments made under the Project Financing Facilities before August 31, 2008 (previously May 31, 2008) (subject to acceleration in the event of acceleration of the maturity date of the Bridge Loan as a result of a Reorganization Proposal Termination) will not be subject to a make-whole payment.

Background

The implementation of MEC’s debt elimination plan announced on September 13, 2007 is taking longer than anticipated such that MEC will not be in a position to repay the Bridge Loan or a portion of the Gulfstream Facility by May 31, 2008, as originally contemplated.  On March 31, 2008, the MID Board received the Reorganization Proposal, which is supported by holders of over 50% of MID’s Class A Subordinate Voting Shares and holders of approximately 95% of MID’s Class B Shares.  MID has agreed to the Bridge Loan Amendments and the Project Financing Amendments (collectively, the “Amendments”) in order to provide MEC with additional funding while the Special Committee conducts its review of the Reorganization Proposal.  As discussed above, in the event that the Reorganization Proposal does not proceed for any reason, the maturity date of the Bridge Loan and the deadline for repayment of US$100 million under the Gulfstream Facility will accelerate to one month after the date on which MID gives notice to MEC that the Reorganization Proposal is not proceeding.

Reorganization Proposal

MID filed a material change report with respect to the Reorganization Proposal on SEDAR on March 31, 2008.  Among other things, the Reorganization Proposal contemplates the disposition of MID’s direct investment in MEC, including all financing arrangements between MID and MEC and its subsidiaries.

The proposed reorganization would be carried out by way of a court-approved plan of arrangement under Ontario law, requiring at least two-thirds of the votes cast by each class of MID’s shareholders in favour of the Reorganization Proposal at a special meeting of shareholders to consider the proposal. In addition, the reorganization would be subject to applicable regulatory approvals, including those contained in Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The proposed reorganization is also conditional on, among other things, Magna International Inc.’s participation in the proposed transaction. The Reorganization Proposal contemplates MID calling by May 30, 2008 a special meeting to consider the reorganization and closing the transaction no later than July 30, 2008.

Upon receipt of the Reorganization Proposal, the MID Board established a Special Committee of independent directors of MID comprised of Mr. Neil Davis, as Chairman, and Messrs. John Barnett, Phil Fricke and Manfred Jakszus (the “Special Committee”).  The Special Committee is currently in the process of reviewing the Reorganization Proposal and has not yet made any recommendation to the Board with respect thereto.  The Reorganization Proposal is subject to certain material conditions, some of which are beyond MID’s control, and there can be no assurance that the transaction contemplated by the Reorganization Proposal will be completed.

Special Committee Process

The Amendments were reviewed and considered by the Special Committee.  The MID Board determined that each of the members of the Special Committee is independent of MID management and of MEC and is free from any interest and any business or other relationship that could, or could reasonably be perceived to, materially interfere with his ability to act with a view to the best interests of MID.

Based upon, among other things, the recommendations of, and discussions with, management of MID, discussions with management of MEC, considering the advice of its advisors and the advisors to MID, and its own review and consideration of the Amendments, the Special Committee unanimously recommended that the MID Board approve the Amendments.

After considering the recommendation of the Special Committee and its own review and consideration of the Amendments, the MID Board approved the Amendments unanimously (excluding Mr. Stronach, who did not attend the meeting of the MID Board at which the Amendments were considered because he is also a director and Chief Executive Officer of MEC).

Formal Valuation and Minority Approval Exemptions

MID is not required to obtain a formal valuation in respect of the Amendments because they are related party transactions that are described in paragraphs (j) or (l) of the definition of related party transaction in MI 61-101.  Subsection 5.4(1) of MI 61-101 provides that only related party transactions described in paragraphs (a) to (g) of the definition of related party transaction are subject to the formal valuation requirement.

MID is exempt from the minority approval requirement of MI 61-101 in respect of the Amendments pursuant to paragraph (a) of subsection 5.7(1) of MI 61-101 because neither the fair market value of the subject matter of, nor the fair market value of the consideration for the Amendments, exceeds 25% of MID’s market capitalization.  25% of MID’s market capitalization calculated in accordance with MI 61-101 for the purposes of transactions agreed to by MID in May 2008 is C$323,599,733.68 (US$320,557,896.18).(1)

(1)     Based on the Bank of Canada C$/US$ noon rate on April 30, 2008 of 0.9906.

Prior Valuation

To the knowledge of MID and its directors and senior officers, there are no prior valuations (as such term is defined in MI 61-101) relating to or otherwise relevant to the Amendments that are required to be disclosed by MI 61-101.

Date of Material Change Report

This material change report is being filed less than 21 days before the date of the closing of the Amendments, which, in MID’s view, is both reasonable and necessary in the circumstances as the terms of the Amendments were settled and approved by the MID Board on May 23, 2008, and MEC requires immediate funding to address its short-term liquidity concerns.  The Amendments will be filed by MID on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov.

ITEM 6:     RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

This report is not being filed on a confidential basis.

ITEM 7:     OMITTED INFORMATION

Not applicable.

ITEM 8:     SENIOR OFFICER

The following senior officer of MID is knowledgeable about the material change and this report:

Richard J. Crofts
Executive Vice-President, Corporate Development,
General Counsel and Secretary
(905) 726-7505

ITEM 9:     DATE OF REPORT

DATED May 23, 2008.

by	“signed”
Richard J. Crofts
Executive Vice-President, Corporate Development, General Counsel and Secretary

MI Developments Inc.

455 Magna Drive
Aurora, Ontario L4G 7A9
Tel (905) 713-6322
Fax (905) 713-6332

PRESS RELEASE

MI DEVELOPMENTS ANNOUNCES AMENDMENTS TO MAGNA ENTERTAINMENT
BRIDGE LOAN AND PROJECT FINANCING FACILITIES

May 23, 2008, Aurora, Ontario, Canada – MI Developments Inc. (TSX: MIM.A, MIM.B; NYSE: MIM) today announced that it and one of its wholly-owned subsidiaries (collectively, “MID”) have agreed to amend the bridge loan (the “Bridge Loan”) provided in September 2007 by MID to Magna Entertainment Corp. (TSX: MEC.A; NASDAQ: MECA) (“MEC”), as well as the project financing facilities (the “Project Financings”) provided in connection with MEC’s racing and alternative gaming facilities at Gulfstream Park racetrack in Florida and Remington Park racetrack in Oklahoma.

John Simonetti, MID’s Chief Executive Officer, stated, “With the implementation of its Debt Elimination Plan taking longer than anticipated, MEC will not be in a position to repay the bridge loan or a portion of the Gulfstream Park project financing as originally contemplated.  Recently, certain MID shareholders brought forward a reorganization proposal that would deal with our MEC investment, including the MEC bridge loan and project financings.  This proposal is currently being considered by MID’s Special Committee of independent directors and, in the circumstances, we believe that it is in the best interests of MID to enter into these amendments.”

Bridge Loan Amendments

The primary components of the amendments to the Bridge Loan are:

•     The maturity date has been extended from May 31, 2008 to August 31, 2008; provided, however, that if the reorganization proposal received by MID on behalf of various shareholders on March 31, 2008 (the “Reorganization Proposal”) does not proceed for any reason, the maturity date will be accelerated to one month after the date on which MID gives notice to MEC that the Reorganization Proposal is not proceeding.

•     The current maximum commitment under the Bridge Loan is approximately US$58.5 million (US$80 million original commitment less approximately US$21.5 million repaid by MEC), of which US$49.1 million is currently outstanding.  The amount available to MEC under the Bridge Loan, as amended, will be increased by approximately US$51.5 million (as the maximum commitment will be increased to US$110 million).

In connection with the amendments to the Bridge Loan, MID will receive a fee of US$1.1 million (1% of the increased maximum commitment).  MID is also entitled to an additional arrangement fee of 1% of the then current commitment if the Reorganization Proposal has not been approved by August 1, 2008 or if the Bridge Loan maturity date is accelerated.

Project Financing Amendments

In connection with the amendments to the Bridge Loan, MID also agreed to amend the Project Financings by extending the deadline for repayment of at least US$100 million under the Gulfstream Park facility from May 31, 2008 to August 31, 2008 (during which time any repayments made under either facility will not be subject to a make-whole payment). If the Bridge Loan maturity date is accelerated, the deadline for repayment of the US$100 million will also be accelerated to the same date.

MID Special Committee

The MID Board approved the amendments to the Bridge Loan and the Project Financings after considering, among other things, legal and financial advice and a recommendation from a Special Committee of independent directors.

MID will file a material change report immediately upon filing of this press release.  The material change report will be filed less than 21 days before the date of the closing of the amendments, which, in MID’s view, is both reasonable and necessary in the circumstances as the terms of the amendments were settled, and approved by MID’s Board of Directors, on May 23, 2008, and MEC requires immediate funding to address its short-term liquidity concerns.  For more details on the amendments, please refer to the material change report.  In addition, the amendments to the Bridge Loan and the Project Financings will be filed by MID on SEDAR at www.sedar.com  and on the SEC’s website at www.sec.gov.

Reorganization Proposal

The Reorganization Proposal is supported by over 50% of MID’s Class A shareholders and approximately 95% of Class B shareholders.  For further details on the Reorganization Proposal, please refer to the proposal term sheet, which is posted on MID’s website at www.midevelopments.com.

The proposed reorganization would be carried out by way of a court-approved plan of arrangement under Ontario law, requiring at least two-thirds of the votes cast by each class of MID’s shareholders in favour of the proposal at a special meeting of shareholders to consider the proposal.  In addition, the reorganization would be subject to applicable regulatory approvals, including those contained in Multilateral Instrument 61-101.  The proposed reorganization is also conditional on, among other things, Magna International Inc.’s participation in the proposed transaction.  The Reorganization Proposal contemplates MID calling by May 30, 2008 a special meeting to consider the reorganization and closing the transaction no later than July 30, 2008.

The Board has not yet made any decisions or recommendations with respect to the Reorganization Proposal and has constituted a Special Committee of the Board to review and make recommendations relating thereto. The proposal is subject to certain material conditions, some of which are beyond MID’s control, and there can be no assurance that the transaction contemplated by the Reorganization Proposal will be completed.

About MID

MID is a real estate operating company focusing primarily on the ownership, leasing, management, acquisition and development of a predominantly industrial rental portfolio for Magna International Inc. and its subsidiaries in North America and Europe.  MID also acquires land that it intends to develop for mixed-use and residential projects.  MID holds a controlling interest in MEC, North America’s number one owner and operator of horse racetracks, based on revenue, and one of the world’s leading suppliers, via simulcasting, of live horse racing content to the growing intertrack, off-track and account wagering markets.

For further information about this press release, please contact Richard Smith, MID’s Executive Vice-President and Chief Financial Officer, at 905-726-7507.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of applicable securities legislation.  Forward-looking statements may include, among others, statements relating to the reorganization proposal and the terms and conditions of such proposal.  Words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate” and similar expressions are used to identify forward-looking statements.  Forward-looking statements should not be read as guarantees of future events or results and will not necessarily be accurate indications of whether or the times at or by which such future events or results will be achieved.  Undue reliance should not be placed on such statements.  Forward-looking statements are based on information available at the time and/or management’s good faith assumptions and analyses, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company’s control, that could cause actual events or results to differ materially from such forward-looking statements.  Important factors that could cause such differences include, but are not limited to, the risks set forth in the “Risk Factors” section in MID’s Annual Information Form for 2007, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to MID’s Annual Report on Form 40-F for the year ended December 31, 2007, which investors are strongly advised to review.  The “Risk Factors” section also contains information about the material factors or assumptions underlying such forward-looking statements.  Forward-looking statements speak only as of the date the statements were made and unless otherwise required by applicable securities laws, MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events or circumstances or otherwise.